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BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harrah’s Entertainment, Inc.

Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of Harrah’s Entertainment, Inc., a Delaware corporation (the “Company”), we enclose for filing pursuant to the Securities Exchange Act of 1934, as amended, the Company’s Preliminary Proxy Statement on Schedule 14A with respect to the Agreement and Plan of Merger, dated as of December 19, 2006, among the Company, Hamlet Holdings LLC and Hamlet Merger Inc.

The Company has transmitted $1,840,311 via wire transfer to the Securities and Exchange Commission’s account at the Mellon Bank in payment of the filing fee. Please contact the undersigned at (212) 906-1307 if you have any questions or comments regarding the enclosed.

Very truly yours,

/s/ David Kurzweil
David Kurzweil of LATHAM & WATKINS LLP

Enclosure

cc:	Michael A. Cohen, Harrah’s Entertainment, Inc.